

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Bradley J. Nattrass
Chief Executive Officer
urban-gro, Inc.
1751 Panorama Point, Unit G
Lafayette, CO 80026

> **Re: urban-gro, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed February 5, 2021**
> **File No. 333-250120**

Dear Mr. Nattrass:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Prospectus Cover

1. When updating your prospectus cover to reflect a more recent sale price of your common stock, please include, for comparison purposes, disclosure of the sale price of your common stock prior to the recent price volatility in your stock. For example, please disclose the price at which your stock was trading 30 days prior to your filing. Also describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances.

Risk Factors
"Our stock price could be extremely volatile...", page 19

2. We note your disclosure that "[e]ven if a trading market develops, the market price of [y]our common stock may be highly volatile and could be subject to wide fluctuations." Please include intra-day stock price range information that covers a period of time sufficient to demonstrate the recent price volatility and address the impact on investors. To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant quantify them. If you lack information to do so, explain why.

3. Please consider whether your recent increase in price volatility exposes your common stock to short sale risk. If so, please consider disclosing the risks associated with your common stock being "shorted," what typically happens following a short squeeze, and the impact on investors that purchase shares during this time.

4. We note the significant number of shares you are offering relative to the number currently outstanding. Include a risk factor that addresses the impact that the offering could have on your stock price and on investors.

    Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Michael Bradshaw, Esq.